FILE NO. 0-25322

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02045891



**FORM 6-K**

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May, 2002

GENSCI REGENERATION SCIENCES INC.
(Translation of the registrant's name into English)

Suite 1000 – 1235 Bay Street
(Address of principal executive offices)

Toronto, Ontario M5R 3K4 CANADA

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☒ No ☐

Rule 12g-3-2(b) #: 82-2803

f:\sharon\gensci\forms\6K.doc

CRGA

GenSci Regeneration Sciences Inc.
2 Goodyear
Irvine, CA 92618
Tel (949) 595-8710
Fax (949) 595-8711

Trading Symbol: GNS on The Toronto Stock Exchange

## Delayed Audit Triggers Late Filing

Irvine, California and Toronto, Ontario, May 22, 2002 – GenSci Regeneration Sciences Inc. (TSE: GNS) today announced a delay beyond the May 21, 2002 deadline for filing its annual report and financial statements for the year ending December 31, 2001. The postponement is due to a delay in the commencement of the Company's year-end audit. In order to reorganize, the Company is operating under Chapter 11 protection of the U.S. Bankruptcy Code. Under Chapter 11 procedures the Court must approve the employment of all attorneys and auditors working on behalf of the Company. The Company's auditors were approved on May 9, 2002. The Company's results for the year ending December 31, 2001 will be announced and financial statements filed immediately upon completion of the audit. First quarter 2002 results, due May 30, 2002, will also be delayed, for the same reasons.

GenSci Regeneration Sciences Inc. has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically based products for bone repair and regeneration. Its products can either replace or augment traditional autograft surgical procedures. This permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiaries, the Company designs, manufactures and markets biotechnology-based surgical products for orthopedics, neurosurgery and oral maxillofacial surgery.

**www.gensciinc.com**

***

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the timing of the release of future results of operations. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the company's annual report.

###

Peter Ludlum
Chief Financial Officer
GenSci Regeneration Sciences Inc.
(949) 595-8710
E-mail: peterl@gensciinc.com

Louis G. Plourde
Investor Relations
GenSci Regeneration Sciences Inc.
(800) 561-2955
E-mail: lplourde@gensci-regen.com

GenSci Regeneration Sciences Inc.
2 Goodyear
Irvine, CA 92618
Tel (949) 595-8710
Fax (949) 595-8711

Trading Symbol: GNS on The Toronto Stock Exchange

## GenSci Announces Delay in Filing Annual Financial Statements

Irvine, California and Toronto, Ontario, May 27, 2002 – Further to news announced May 22, 2002, GenSci Regeneration Sciences Inc. (TSE: GNS) confirms that its comparative financial statements for the fiscal year ended December 31, 2001 were not filed on or before May 20, 2002, being 140 days after the end of the Company's last fiscal year, and advises that there will be a delay in the filing of its interim financial statements for the period ended March 31, 2002 on or prior to May 30, 2002, which is 60 days after the end of the Company's last fiscal quarter, all as required by applicable securities laws in the jurisdictions in which the Company is a reporting issuer. The Company further confirms that its Annual Information Form ("AIF") and Management's Discussion and Analysis ("MD&A") were not filed on or before May 20, 2002, being 140 days after the end of the Company's last fiscal year, as required by Ontario Securities Commission ("OSC") Rule 51-501. The Company is issuing this news release further to the requirements of OSC Policy 57-603.

As previously announced, the commencement of the audit was delayed pending receipt of the required approval by the United States Bankruptcy Court for the Company's engagement of its auditors, which approval was not granted until May 9, 2002. The audit is currently proceeding and the Company anticipates that the annual and interim financial statements and its AIF and MD&A will be prepared and filed on or before June 17, 2002. If the Company fails to file its annual financial statements, AIF and MD&A by July 20, 2002 or its interim financial statements by July 30, 2002, a cease trade order may be imposed by the applicable securities commissions requiring that all trading in securities of the Company cease for such period specified in the order. The Company understands that during the period of time that the annual and interim financial statements remain outstanding, the insiders of the Company will be subject to an OSC cease trade order, prohibiting such insiders from trading securities of the Company.

The Company continues to operate with the protection of Chapter 11 of the U.S. Bankruptcy Code. As the Company is required to file future reports with the Office of the U.S. Trustee, it will file the same information with the applicable securities commissions.

The Company intends to satisfy the provisions of the alternate information guidelines of OSC Policy 57-603 for so long as it remains in default of the financial statement filing requirements of applicable securities laws.

GenSci Regeneration Sciences Inc. has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically based products for bone repair and regeneration. Its products can either replace or augment traditional autograft surgical procedures. This permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiaries, the Company designs, manufactures and markets biotechnology-based surgical products for orthopedics, neurosurgery and oral maxillofacial surgery.

**www.gensciinc.com**

***

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the timing of the release of future results of operations. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the company's annual report.

# # #

Peter Ludlum
Chief Financial Officer
GenSci Regeneration Sciences Inc.
(949) 595-8710
E-mail: peterl@gensciinc.com

Louis G. Plourde
Investor Relations
GenSci Regeneration Sciences Inc.
(800) 561-2955
E-mail: lplourde@gensci-regen.com

# GENSCI REGENERATION SCIENCES INC.

1235 Bay Street, Suite 1000
Toronto, Ontario M5R 3K4

## NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of GenSci Regeneration Sciences Inc. (the "Company") will be held at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 3K4 on Friday, June 28, 2002 at 9:00 am (Pacific Standard Time). At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2001 together with the auditors' report on those statements and consider resolutions to:

1. fix the number of directors on the board of directors at seven

2. elect directors for the ensuing year;

3. appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to determine the remuneration to be paid to the auditors;

4. approve amendments to the exercise price of the Stock Options granted to insiders as described in the section of the information circular headed "*Other Matters to be Acted Upon – Amendment to Exercise Price of Stock Options*"; and

5. transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B9. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company before the close of business on June 26, 2002, then the shareholder will not be entitled to vote at the meeting by proxy.

If you are a *non-registered shareholder* of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. **If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the meeting, either in person or by proxy.**

An information circular and a form of proxy, together with a reply card is for use by shareholders who wish to receive the Company's interim financial statements, accompany this notice.

Dated at Irvine, California as of the 13th day of May, 2002.

**ON BEHALF OF THE BOARD**

*Douglass C. Watson*
President & Chief Executive Officer

# GENSCI REGENERATION SCIENCES INC.

1235 Bay Street, Suite 1000
Toronto, Ontario M5R 3K4

# INFORMATION CIRCULAR

(as at May 13, 2002 except as otherwise indicated)

## GENERAL PROXY INFORMATION

### Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of the Company. The Proxy which accompanies this Circular, is for use at the Meeting of the Shareholders of the Company to be held on Friday, June 28, 2002, at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

### Appointment and Revocation of Proxy

The persons named in the Proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person (who need not be a shareholder) to serve as his or her representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Shareholder Services, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 on or before the close of business on June 26, 2002 or the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on May 13, 2002 will be entitled to vote at the meeting.

A proxy may be revoked by:

(a) signing a proxy with a later date and delivering it at the time and place noted above;

(b) signing and dating a written notice of revocation and delivering it at the time and place noted above; or

(c) attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

*A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.*

### Provisions Relating to Voting of Proxies

**The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy. The Proxy gives the person named in it the discretion to vote as he or she sees fit on any amendments or variations to matters identified in the notice of meeting, or any other matters, which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.**

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxy holders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

**Financial Statements**

The audited financial statements of the Company for the year ended December 31, 2001 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditor's Report thereon, will be mailed to the shareholders subsequent to the mailing of this Information Circular.

## VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 52,574,459 common shares issued and outstanding. Each common share carries the right to one vote.

Shareholders registered as at May 13, 2002 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

| Member | Number of Shares | Percentage of Issued Capital |
|---|---|---|
| BioCapital Biotechnology & Healthcare Fund | 6,037,190 | 11.4% |
| Canadian Medical Discoveries Fund Inc. | 5,827,760 | 11.1% |

## ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at eight. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at seven.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting:

| Name, residence and position held in the Company | Principal occupation for last five years | Served as director since | Number of securities owned or controlled at present[1] |
|---|---|---|---|
| DOUGLASS WATSON<br>*President, Chief Executive Officer and Director* | Chief Executive Officer and President of the Company since August 2001. Executive Vice President of the Company since December 1999; President and Chief Operating Officer of GenSci OrthoBiologics since January 2000; Senior Vice President of GenSci OrthoBiologics from June 1996 to January 2000; formerly, Vice President of U.S. Operations and Global Business Development of BioDynamics, Inc. from 1994 to 1996. | August 9, 2001 | 44,750 |
| JAMES S. TROTMAN, M.D.<br>Irvine, California<br>*Chairman and Director* | Chairman of the Company; formerly Chief Executive Officer of the Company from 1992 to January 2000 and President of the Company from 1992 to March 1999. In addition Dr. Trotman acts as a private consultant to other unrelated biotech companies. | September 2, 1992 | 46,328 |
| ROBERT BÉCHARD<br>Montreal, Quebec<br>*Director* | Partner, RBC Capital Partners since February 1998; formerly, Investment Manager, SOFINOV from October 1996 to February 1998; Director, Corporate Banking, CIBC from February 1992 to October 1996. | September 17, 1998 | Nil |

| Name, residence and position held in the Company | Principal occupation for last five years | Served as director since | Number of securities owned or controlled at present[1] |
|---|---|---|---|
| **FRANK M. CLARK**<br>Sarasota, Florida<br>***Director*** | Chairman of Bio-One, Inc., Managing Principal of C-D Holdings since March 2000. Director of Surgical Safety Products, Inc. from June 1998 to April 2000; President and Chief Executive Officer of Surgical Safety Products, Inc. from June 1998 to January 2000; Chairman of 1-800Healthy.com since January 1999; formerly Chairman & Chief Executive Officer of CCS Group, a management consulting company from July 1991 to December 1997. | March 29, 1999 | Nil |
| **DARRELL ELLIOT**<br>North Vancouver, British Columbia<br>***Director*** | Senior Vice President of MDS Capital Corp. since August 1999 and President of MDS Ventures Pacific Inc. since January, 2000; formerly regional Vice President of Royal Bank Capital Corp. from December 1989 to November 1993 and from August 1994 to July 1998; President of Isuma Strategies Inc. from August 1998 to present; previously a director of the Company from February 1997 to September 1998. | December 2, 1999 | Nil |
| **DANIEL W. KOLLIN**<br>Livingston, New Jersey<br>***Director*** | Managing Director of BioMed Capital Group, Ltd., a strategic and business advisory firm since January 1990; formerly Vice President of Prudential-Bache Capital Funding from 1987 to 1989. | December 2, 1999 | Nil |
| **CLIFFORD A. NORDAL**<br>Richmond Hill, Ontario<br>***Director*** | President and Chief Executive Officer of St. Joseph's Health Care, London, Ontario since April 1, 1998; formerly President and Chief Executive Officer of the Rehabilitation Institute of Toronto. | April 2, 1997 | Nil |

(1) The information as to common shares beneficially owned has been provided by the directors.

Advance notice of the Meeting was published in *The Province* newspaper on April 29, 2002 in accordance with section 111 of the *Company Act* (British Columbia). No nominations for directors have been received from the shareholders of the Company.

At the time of printing this Circular, the nominees know of no such amendment, variation or other matter expected to come before the Meeting other than those set out herein. If any matters, which are not now known to the nominees, should properly come before the Meeting, the persons named in the accompanying Proxy will vote on such matters in accordance with their best judgement.

## EXECUTIVE COMPENSATION

Set out below is a summary of compensation paid during the most recently completed years ended December 31, 2001 to the Chief Executive Officer of the Company and the next four highly compensated Executive Officers other than the Chief Executive Officer (collectively, the "Named Executive Officers"):

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compensation ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options/SARs Granted (#) | Restricted Shares or Restricted Share Units ($) | Long Term Incentive Plan Payouts ($) | |
| Douglass C. Watson [2] *President and Chief Executive Officer* | 2001 | 268,693 | Nil | Nil | 350,000 | Nil | Nil | Nil |
| | 2000 | 312,610 | 100,496 | Nil | 75,000 | Nil | Nil | Nil |
| | 1999 | 213,490 | 80,142 | Nil | 175,000 | Nil | Nil | Nil |
| Peter Ludlum [3] *Chief Financial Officer and Corporate Secretary* | 2001 | 230,162 | Nil | Nil | 10,000 | Nil | Nil | Nil |
| | 2000 | 215,979 | 80,997 | Nil | 40,000 | Nil | Nil | Nil |
| | 1999 | 13,259 | Nil | Nil | 125,000 | Nil | Nil | Nil |
| James S. Trotman [3] *Chairman* | 2001 | 121,371 | Nil | Nil | 50.000 | Nil | Nil | Nil |
| | 2000 | 113,500 | 60,000 | Nil | 60,000 | Nil | Nil | Nil |
| | 1999 | 243,370 | 62,220 | Nil | 100,000 | Nil | Nil | Nil |
| R. Paul Gilmor [4] *President and Chief Executive Officer of Osteopharm Inc.* | 2001 | 179,497 | Nil | Nil | Nil | Nil | Nil | Nil |
| | 2000 | 189,666 | Nil | Nil | Nil | Nil | Nil | Nil |
| | 1999 | 160,423 | 21,750 | Nil | Nil | Nil | Nil | Nil |
| James M. DeMesa [1][3] *Former President and Chief Executive Officer* | 2001 | 318,788 | Nil | Nil | Nil | Nil | Nil | Nil |
| | 2000 | 371,177 | 122,996 | Nil | 92,500 | Nil | Nil | Nil |
| | 1999 | 266,898 | 109,017 | Nil | 250,000 | Nil | Nil | Nil |

(1) Dr. DeMesa ceased to be President, Chief Executive Officer and a director of the Company on August 8, 2001.

(2) Mr. Watson was appointed President and Chief Executive Officer of the Company on August 8, 2001.

(3) These Named Executive Officers are employed in the United States and compensation is paid in U.S. dollars. Conversion to Canadian dollars for the purposes of the table is based on average exchange rates for the period.

(4) The Company divested its ownership position in Osteopharm Inc. on December 15, 2001. Mr. Gilmor has retained his position with Osteopharm Inc. and ceased employment as an officer of the Company's subsidiary.

Options and Stock Appreciation Rights (SARs)

The following table sets forth stock options granted in accordance with the Company's stock option plan to the Named Executive Officers during the year ended December 31, 2001. The rights to purchase shares under the options granted in 2001 vest over a three-year period, with one-third vesting on granting, one-third vesting after one year and the remaining third vesting on the second anniversary of granting. The Company granted 710,000 stock options to directors, officers, employees and consultants of the Company during the year ended December 31, 2001, including options granted to the Named Executive Officers.

**Option Grants During the Most Recently Completed Financial Year**

| Name | Securities Under Options Granted (#) | % of Total Options Granted to Employees | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Douglass C. Watson | 350,000 | 49.3% | $0.40 | $0.37 | November 20, 2011 |
| Peter Ludlum | 10,000 | 1.4% | $0.40 | $0.37 | November 20, 2011 |
| James S. Trotman | 50,000 | 7.0% | $0.40 | $0.37 | November 20, 2011 |
| R. Paul Gilmor | Nil | Nil | Nil | Nil | N/A |
| James M. DeMesa | Nil | Nil | Nil | Nil | N/A |

None of the Named Executive Officers exercised stock options during the year ended December 31, 2001. The following table sets forth details of all stock options held by each of the Named Executive Officers as at December 31, 2001 and the year-end value of unexercised options on an aggregated basis.

**Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values**

| Name | Securities Acquired or Exercised (#) | Aggregate Value Realized ($) | Unexercised Options at December 31, 2001 | | Value of Unexercised in-the-Money Options at December 31, 2001 | |
|---|---|---|---|---|---|---|
| | | | Exercisable (#) | Unexercisable (#) | Exercisable ($) | Unexercisable ($) |
| Douglass C. Watson | Nil | N/A | 526,575 | 258,425 | Nil | Nil |
| Peter Ludlum | Nil | N/A | 155,010 | 19,990 | Nil | Nil |
| James S. Trotman | Nil | N/A | 518,670 | 53,330 | Nil | Nil |
| R. Paul Gilmor | Nil | N/A | 375,000 | Nil | Nil | Nil |
| James M. DeMesa | Nil | N/A | Nil | Nil | Nil | Nil |

**Compensation of Directors**

Non-employee Directors are compensated for their services as directors through a combination of annual retainer fees and meeting and attendance fees. The Compensation Committee considers and recommends to the Board all such arrangements. Remuneration for the directors consists of an annual retainer fee for non-employee Directors at a rate of either US$12,000 or US$6,000 for Directors representing specific institutional investors. In addition, attendance fees for board meetings of non-management Directors at US$1,000 per meeting or US$500 if by teleconference are paid. In addition, non-management Directors attending committee meetings not held on days of board meetings are paid at the rate of US$500 per meeting. All Directors are reimbursed for travel and other reasonable expenses incurred in attending board and committee meetings. On December 20, 2001, the Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Under Chapter 11, compensation levels for executive officers requires approval of the Court which may thereby limit the Committee's ability to independently establish compensation levels.

The Company provides directors' and officers' insurance with a policy limit of US$15 million per occurrence. The total annual premium for the policy is US$105,487, which is paid by the Company.

For the year ended December 31, 2001, a total of US$125,420 was paid for directors' fees. The Company has granted the following incentive stock options to directors, officers, employees and consultants of the Company during the year ended December 31, 2001.

| Number of Options Granted(1) | Exercise Price per Share | Date of Grant |
|---|---|---|
| 620,000 | $0.40 | November 20, 2001 |
| 90,000 | $0.70 | June 7, 2001 |

(1) Includes options granted to the Named Executive Officers as previously disclosed.

Employment Contracts, Change in Responsibilities and Termination of Employment

Dr. James S. Trotman

Pursuant to an agreement dated as of September 1, 1997, and amended March 11, 1999 between the Company, GenSci OrthoBiologics and Dr. James S. Trotman, the Company agreed to employ Dr. Trotman as its Chairman, President and Chief Executive Officer. Subsequent to the year ended December 31, 1998 Dr. Trotman stepped down from the position of President of the Company and subsequent to the year ended December 31, 1999 Dr. Trotman stepped down from the position of Chief Executive Officer of the Company. Dr. Trotman, as Chairman, will receive an annual salary of US$90,000, plus any performance bonuses awarded by the compensation committee. Additionally, if Dr. Trotman continues to provide services to the Company until November 30, 2002, pursuant to a reward for tenure agreement dated September 30, 1997 among the Company, GenSci OrthoBiologics and Dr. Trotman, he will be entitled to receive from the Company an annual tenure allowance of US$65,000 commencing October 1, 2004. If the Company terminates the agreement without cause, it is required to pay to Dr. Trotman an amount equal to three times his annual salary at the date of termination. If Dr. Trotman terminates the agreement for cause, which includes a change in control of the Company, all stock options granted under the agreement will immediately vest and the Company will be bound to continue to pay Dr. Trotman his salary under the agreement for the balance of the term.

Douglass C. Watson

Pursuant to the agreement dated as of August 15th, 2001 between the Company and Douglass C. Watson, the Company agreed to employ Douglass C. Watson as President and CEO. The agreement is for a term of 2 years. Under the terms of the agreement, Mr. Watson is entitled to be compensated at the rate of US$232,200 annually.

Dr. James M. DeMesa

On August 8th, 2001 Dr. DeMesa and the Company consummated a separation agreement in which Dr. DeMesa resigned from his position as CEO and President of the Company. Such separation agreement granted Dr. DeMesa $150,000 (payable in bi-weekly increments of approximately $8,600.00 US over 8 months). In addition, Dr. DeMesa was issued 125,000 warrants, which expire on the 2nd year anniversary of issue. During 2001 the Company had purchased a minority interest in a company for $40,000. This interest was assigned to Dr. DeMesa as part of his separation.

**R. Paul Gilmor**

Pursuant to an agreement dated September 1, 1999 between Osteopharm Inc., at that time a wholly owned subsidiary of the Company, ("Osteopharm") and R. Paul Gilmor, Mr. Gilmor agreed to give up his employment with the Company in order to accept the position of President and Chief Executive Officer of Osteopharm. The agreement with Osteopharm was for a term of three years, subject to automatic successive one-year renewals thereafter. Under the terms of the agreement, Mr. Gilmor was paid a salary of $165,000 per annum. As of December 15, 2001 the Company divested its ownership position in Osteopharm.

**Peter Ludlum**

Mr. Ludlum does not have a formal employment agreement with the Company.

Each of the employment agreements contains other provisions relating to confidentiality, non-competition, vacations, group benefits and other provisions usual for an agreement of its type.

**Compensation and Human Resources Committee and Report On Executive Compensation**

The Company has a Compensation and Human Resources Committee of its board of directors comprised of Ian Lennox (Chair), Clifford Nordal and Frank Clark. None of the members of the Compensation and Human Resources Committee is an employee or officer of the Company or any of its subsidiaries. A more detailed description of the mandate and duties of the Compensation and Human Resources Committee appears below under the heading "Report on Corporate Governance". The report below is made by the Compensation and Human Resources Committee.

The compensation of executive officers is composed of three elements: namely a base salary, performance bonus and the allocation of incentive stock options. All bonuses are approved by the Compensation and Human Resources Committee. In establishing levels of remuneration for executive officers the Compensation and Human Resources Committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. On December 20, 2001, the Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Under Chapter 11, compensation levels for executive officers requires approval of the Court which may thereby limit the Committee's ability to independently establish executive compensation levels. Stock options were granted during 2001 to executive officers based on changes in responsibilities and commensurate with their respective positions

The foregoing report is submitted by the Compensation and Human Resources Committee.

**Performance Graph**

The following graph compares the cumulative change in shareholder return for Cdn. $100 invested in common shares of the Company on March 31, 1996 with the cumulative change in the total return of the TSE 300 Composite Index over the same period. The Company changed its fiscal year end from March to December in 1997. The Company obtained a listing on the Toronto Stock Exchange effective March 16, 1999. Prior to that time the Company's shares were listed on the Canadian Venture Exchange ("CDNX"), formerly the Vancouver Stock Exchange.

**Performance Graph**

The following graph compares the cumulative change in shareholder return for Cdn$100 invested in common shares of the Company on March 31, 1997, with the cumulative change in the total return of the S&P/TSX Composite Index over the same period. The Company changed its year-end from March to December in 1997. The Company obtained a listing on The Toronto Stock Exchange (the "TSX") effective March 16, 1999. Prior to that time, the Company's shares were listed on the Vancouver Stock Exchange, subsequently the Canadian Venture Exchange ("CDNX") and now the TSX Venture Exchange ("TSX Venture").


$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Mar-97
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Year Ended
Company
TSX
TSX Venture

| | | | | December | | |
|---|---|---|---|---|---|---|
| | March 1997 | 1997 | 1998 | 1999 | 2000 | 2001 |
| Company | $100.00 | $90.00 | $100.00 | $35.50 | $32.00 | $5.50 |
| TSX | $100.00 | $114.52 | $110.87 | $143.82 | $152.71 | $131.42 |
| TSX Venture[(1)] | $100.00 | $55.50 | $35.56 | $209.75 | $259.71 | $93.02 |

(1) In November 1999, the Vancouver Stock Exchange and the Alberta Stock Exchanged merged to form the CDNX. The closing value of the Vancouver Stock Exchange index on November 26, 1999, the last trading day prior to the merger, was 400.20. The opening value of the Canadian Venture Exchange index on November 29, 1999, the first day of trading after the merger, was 2000.00. On December 10, 2001, the CDNX index was changed to the S&P/CDNX Composite index. The closing value of the CDNX index on December 7, 2001 was 3161.67 and the opening value of the S&P/CDNX Composite index on December 10, 2001 was 1000.

## CORPORATE GOVERNANCE

The Toronto Stock Exchange (the "Exchange") requires disclosure by each listed company in its information circular or annual report of its corporate governance practices and to provide an explanation where those practices differ from the guidelines of the Exchange.

The Company's Board of Directors (the "Board") currently comprises eight persons including six directors who are not officers or employees of the Company and are unrelated to management. The Chairman and the President and Chief Executive Officer were members of the Board during 2001. A majority of the board is unrelated to management and the Board is in the position to review and evaluate management's activities and to act independently of management. Mr. Douglass Watson is currently President and Chief Executive Officer of the Company. The former President and Chief Executive Officer of the Company, Dr. DeMesa, ceased to hold office August 8, 2001.

The Board is empowered by the Company's constating documents to manage or supervise the management of the affairs and business of the Company. The Board performs its function through quarterly and special meetings and has delegated certain of its responsibilities to committees of the Board.

The Report recommends that committees of the Board comprise persons who are not officers or employees of the Company. The Company's committees consist of an Audit and Finance Committee, Compensation and Human Resources Committee and Corporate Governance and Nominating Committee. Details of these committees and the Company's policies on Corporate Governance are set out below.

The Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Company and to the promotion of enhanced shareholder value. The following statement on Corporate Governance has been adopted to guide the affairs of GenSci Regeneration Sciences Inc.

**Mandate of the Board**

The responsibility of the Board of Directors is to oversee the conduct of business; to ensure corporate policies are in compliance with laws, regulations and ethical practices; to approve the Company's strategic plans; to oversee and review performance of corporate programs; and to guide management in maintaining the strength and integrity of the Company.

*In fulfilling its mandate, the Board:*

- develops long term goals and strategies for the Company. This includes evaluating and adopting annual business and operating plans prepared and submitted by management. This process affords directors the opportunity to gain a full appreciation of the planning priorities and to provide constructive feedback
- identifies the principal risks to the Company's business and monitors the management of these risks with the assistance of management and specifically through the Audit Committee
- appoints the Chairman, and the Chief Executive Officer
- approves on an annual basis the CEO's corporate objectives, assesses performance of the Chief Executive Officer on an overview basis, and ensures that there is a performance management system in place for the senior management team
- commits to the timely dissemination of material information to all investors
- requires annually, through the Audit Committee and external auditor, to be apprised of the integrity of the Company's internal audit controls and management information systems. In addition, regularly reviews the Company's performance on a consolidated basis, as well as the performance of individual subsidiaries
- expects its directors to act in the best interest of all shareholders to ensure public confidence

**Board Composition**

There are currently eight members of the Board of Directors. In keeping with the guidelines, a majority of directors are unrelated to and independent from the day-to-day operations of the Company.

**Board Independence from Management**

It is critical to investor confidence that the Board include a majority of outside directors and that members be able to make independent decisions particularly in regard to evaluations of the Chief Executive Officer and other senior management.

The Board of Directors discharges its responsibilities both directly and through its committees. At regularly scheduled meetings, members of the Board receive and discuss reports on the company's overall financial position and investments. Developments and issues of current relevance are also reviewed.

Board meetings are scheduled quarterly with additional ad hoc meetings as required. Officers attend Board and Board Committee meetings to enable them to contribute to the overall governance of the Corporation and provide unrelated directors direct and frequent access to key people.

All committees of the Board have a majority of members who are unrelated, and in the case of the Audit Committee, all members must be unrelated directors. The composition of committees is reviewed annually by the Board to ensure appropriate turnover, interest and diversity of expertise.

Committees

The establishment of Board committees is based on broad functional mandates that ensure clearly defined responsibilities and accountabilities. The scope and mandates are defined below:

- inherent in the establishment of the committees is the principle of independence. Directors must be able to ask questions without concern for interference in the exercise of judgment.
- in special circumstances the Board may establish an ad hoc or special purpose committee to address a specific issue or transaction.
- as required, committees have the right to co-opt management from time to time and to engage outside advisors at the expense of the Corporation in appropriate circumstances.

A brief description of the mandate of each Board committee and its composition as at December 31, 2001 follows:

*Audit and Finance Committee*

Membership is restricted to unrelated directors. Its primary responsibility is to review the Company's financial statements before they are presented to the Board. In addition, the Committee reviews the adequacy of the Company's internal controls, evaluates financial, tax and corporate risk, reviews the annual and long range financial plans of the Company, reviews all prospectuses and other public documents as requested by management, oversees the funding of any profit sharing and pension related plans, and recommends appointment and remuneration of the auditors. In accordance with the *Company Act* (British Columbia), the Company is required to have an audit committee comprised of three directors. During the year ended December 31, 2001 the members of the committee consisted of:

| | |
|---|---|
| *Chair:* | *Robert Béchard* |
| *Members:* | *Darrell Elliott* |
| | *Daniel Kollin* |

*Compensation and Human Resources Committee*

The Committee is comprised of unrelated directors of the Company. The Committee oversees the implementation of the Company's Amended and Restated Stock Option Plan and recommends to the Board the award of options for Board approval and allotment subject to required regulatory approvals. The Committee has responsibility to ensure an appropriate compensation system is operative and that performance oriented incentives are established.

Other duties of the Committee include:

- setting of Chief Executive Officer's compensation and approving the overall executive compensation program for those reporting to the President and Chief Executive Officer
- confirming the appointment of senior executive positions
- reviewing adequacy and form of compensation for directors
- ensuring the Company's ability to attract, recruit and retain motivated employees by reviewing on an annual basis the Company's compensation program
- overseeing succession planning
- assessing annually the performance of the Chief Executive Officer
- commissioning of external advisors to review and assess compensation policies, if required

| | |
|---|---|
| *Chair:* | *Ian Lennox* |
| *Members:* | *Frank Clark* |
| | *Clifford Nordal* |

*Corporate Governance and Nominating Committee*

The Board has established a Corporate Governance and Nominating Committee, which is comprised of three directors, the majority of whom are unrelated directors. The responsibilities of the Corporate Governance and Nominating Committee include:

- monitoring the quality and effectiveness of the Governance system and the relationship between management and the Board, and recommending changes
- periodically reviewing the authorities, mandates and performance of the committees
- annually reviewing the membership and chairs of committees of the Board and recommending committee assignments
- advising the Board on the application and effectiveness of Corporate Governance principles and policies
- monitoring the credentials of each individual director
- evaluating the performance of the Board
- ensuring effective communication and reporting to shareholders, and reviewing annually reporting activities as required by good practice and regulatory requirements

| | |
|---|---|
| *Chair:* | *Darrell Elliott* |
| *Members:* | *Clifford Nordal* |
| | *Robert Béchard* |

**Decisions Requiring Prior Approval of the Board**

The Board has delegated to the Officers of the Company, under the leadership of the Chairman and the Chief Executive Officer and President, responsibilities for the day-to-day management of the business and affairs of the Company, subject to compliance with the business and strategic plans approved annually by the Board. The Board and its committees retain responsibility for significant changes to the Corporation's affairs, such as approval of major capital expenditures, debt and equity financing arrangements, significant acquisitions and approval of all material contracts.

**Recruitment of Directors and Assessment of Board of Director Performance**

The Corporate Governance and Nominating Committee is responsible for identifying and selecting candidates for election of directors. The Chairman of the Board is responsible for ensuring the effective operation of the Board and for assessing the performance and contribution of individual directors. Criteria for evaluating directors includes experience and advice given; quality of committee work and state of preparedness; effectiveness in directing business to the Company; attendance at Board and committee meetings. The Board measures its success, in part, on the basis of achievement of the goals and objectives identified through its mission, vision and strategic direction.

**Shareholder Communication**

The Board has established procedures to facilitate shareholder communication. Shareholders may communicate with the Company through the office of Investor Relations. The Company communicates to its shareholders through its Annual Report, quarterly releases, and the Annual Meeting of Shareholders and Management Information Circular.

**Board's Expectations of Management**

Management is expected to develop for approval by the Board, an annual business plan based on the premise of shareholder value creation and enhancement. In addition to financial performance, non-financial expectations are also important including vision, values and organizational culture. To that end, the Board expects timely and effective information gathering, analysis and reporting from management.

Conflict

Any Director who has a conflict of interest or duty directly or indirectly in a proposed or existing contract or transaction must declare that interest at a meeting of the Directors and abstain from voting on the approval of the contract or transaction and such event shall be recorded in the minutes.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise set out in this circular, none of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

## MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company. The Company does employ one consultant who performs management functions for a subsidiary. John F. Kay, Ph.D. performs under contract as Vice President of Research and Development. During the year 2001 compensation paid was $75,618. The term of the contract extends through July 2002 and provides for compensation of $12,075 per month and issuance of 50,000 options.

## APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate Ernst & Young LLP, Chartered Accountants, for re-appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. Ernst & Young LLP, Chartered Accountants were first appointed auditors of the Company in 1994.

## OTHER MATTERS TO BE ACTED UPON

Amendment to Exercise Price of Stock Options

At the meeting, the disinterested shareholders of the Company will be asked to authorize the directors to amend the exercise price of certain stock options previously granted to insiders of the Company pursuant to the Company's Stock Option Plan, as amended June 8, 2000 (the "Plan").

The term "insiders" is defined in the *Securities Act* (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company and its subsidiaries.

Shareholder approval is required by the policies of the TSX Exchange (formerly The Toronto Stock Exchange) ("TSX") if a listed company wishes to decrease the exercise price of stock options previously granted to insiders.

The minimum exercise price permitted under the Plan shall not be less than the closing price of the Company's Shares on TSX (or, if the Shares are no longer listed for trading on TSX, then such other exchange or quotation system on which the Shares are listed or quoted for trading) on the day preceding the date on which the options are granted.

The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management of the Company is of the view that it is in the best interests of the Company to amend the exercise prices of all of the Stock Options awarded under the Plan, with the exception of the 595,000 options granted on November 20, 2001 and 75,000 options granted on March 9, 2002 at an exercise price of $0.40 per share, so that it will enable the Company to continue to provide its employees and directors with a means of rewarding positive performance and providing incentive to effectively manage the affairs of the Company in this challenging period of our Company's history.

Disinterested shareholder approval is required by the policies of the Toronto Stock Exchange ("TSX") if a listed company wishes to decrease the exercise price of stock options previously granted to insiders.

Management is therefore seeking approval of shareholders to the repricing of the Stock Options held by the insiders as set out below.

| No. of Options | Date of Grant | Original Exercise Price | Amended Exercise Price | Expiry Date |
|---|---|---|---|---|
| 597,000 | 1-Oct-97 | $1.75 | $0.40 | 1-Oct-07 |
| 75,000 | 1-Oct-98 | $1.75 | $0.40 | 1-Oct-08 |
| 25,000 | 9-Jun-99 | $2.19 | $0.40 | 9-Jun-04 |
| 400,000 | 2-Dec-99 | $1.75 | $0.40 | 2-Dec-09 |
| 25,000 | 27-Jan-00 | $1.75 | $0.40 | 27-Jan-10 |
| 25,000 | 8-Jun-00 | $1.75 | $0.40 | 8-Jun-10 |
| 175,000 | 7-Dec-00 | $0.70 | $0.40 | 7-Dec-10 |

Pursuant to the policies of the TSX, the disinterested Shareholders will be asked to authorize the directors to amend the exercise price of the stock options previously granted to insiders of the Company.

"Disinterested shareholder approval" requires a majority of the votes attaching to shares voted at the meeting excluding those attaching to shares held by persons or associates of those persons with an interest in the subject matter of the resolution. Votes attaching to securities beneficially owned by interested parties or associates of the interested parties may not be voted in respect of resolutions requiring approval by the Company's disinterested shareholders. To the best of the Company's knowledge, 91,078 shares will not be counted in determining this resolution.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

Dated at Irvine, California as of the 13th, day of May, 2002.

ON BEHALF OF THE BOARD

Douglass C. Watson,
*President and Chief Executive Officer*

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENSCI REGENERATION SCIENCES INC.
(REGISTRANT)

Date: 06-05-02

Peter Ludlum
Chief Financial Officer

f:\sharon\gensci\forms\6K.doc